SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 17 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Announcement of Rights Issue Terms
17 May 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM AUSTRALIA, NEW ZEALAND, SOUTH AFRICA, JAPAN, CANADA OR SWITZERLAND OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

The Governor and Company of the Bank of Ireland (the "Bank" or "Bank of Ireland") announces a proposed 3 for 2 Rights Issue of 3,136,446,463 new units of Ordinary Stock at a Rights Issue Price of €0.55 per new unit of Ordinary Stock

Introduction

On 26 April 2010, Bank of Ireland announced proposals (the "Proposals") intended to meet its current and long term capital requirements. The fully underwritten Proposals to raise a minimum of €3.421 billion Equity Tier 1 Capital were to include a firm institutional placing (the "Institutional Placing") of €0.5 billion, a firm placing to the State (the "NPRFC Placing") of €1.036 billion and a rights issue (the "Rights Issue") of up to €1.885 billion.

The Rights Issue was expected to be reduced through the issuance of equity to electing noteholders and through the capital gain, up to an amount of €100 million, generated by the Debt for Equity Offers up to 7 May 2010.  Any capital gain generated by the Debt for Equity Offers in excess of €100 million would be added to the Bank
'
s capital.

On 10 May 2010, the Bank announced the results of the Debt for Equity Offers up to 7 May 2010. The Bank also announced that the Rights Issue was expected to be reduced by approximately €0.161 billion (comprising €100 million capital gain and €61 million in equity generation) to approximately €1.723 billion with the NPRFC rights issue undertaking being reduced to approximately €0.626 billion (the "NPRFC Rights Issue Undertaking") and the balance of the Rights Issue being reduced to approximately €1.097 billion. In addition, the Bank announced that the incremental capital gain of €0.133 billion from the Debt for Equity Offers would be added to the Bank
'
s equity capital with the consequence that the Bank
'
s equity tier 1 capital will now increase by a minimum of approximately €2.93 billion (after expenses and the cancellation of certain warrants issued to the NPRFC).

The Proposals are subject to Stockholder approval at the Extraordinary General Court convened for 11.00 a.m. on 19 May 2010.

Rights Issue Terms

The Bank now announces that the Rights Issue price at which the new units of Ordinary Stock will be offered pursuant to the Rights Issue has been set at  €0.55 per new unit of Ordinary Stock. The Rights Issue price represents a discount of 41.7% to the theoretical ex-rights price as calculated by reference to the closing price of the Bank's ordinary stock on 14 May 2010, which results in a discount of 64.1% to the closing price of the Bank's Ordinary Stock on 14 May 2010 (being the latest practicable date prior to the publication of this announcement).

The Rights Issue of €1.725 billion comprises the offer of 3,136,446,463 new units of Ordinary Stock at a Rights Issue price of €0.55 per unit on the basis of 3 new units of Ordinary Stock for every 2 existing units of Ordinary Stock held by qualifying Stockholders.

Pursuant to the NPRFC Rights Issue undertaking, the NPRFC has agreed to take up its entitlement of €0.627 billion of Ordinary Stock in the Rights Issue (the "Rights Issue Stock") in respect of its holding of the 184,394,378 units of Ordinary Stock issued to the NPRFC on 22 February 2010 in lieu of the cash dividend otherwise due to it and its holding of Ordinary Stock issued as a result of the NPRFC Placing (but excluding its other investment holdings in the Bank). The consideration for the take up will be the conversion of units of 2009 Preference Stock, at their subscription price of €1.00 each, into Ordinary Stock at the Rights Issue price.
The expected gross proceeds of the balance of the Rights Issue (i.e. excluding the NPRFC Rights Issue Undertaking) are €1.098 billion.  These proceeds are fully underwritten by the underwriters.

By way of illustration, the above terms and pricing will result in a holder of 1,000 existing units of Ordinary Stock held at the record date being entitled to subscribe for 1,500 new units of Ordinary Stock at a total cost of €825.

Following the implementation of the Proposals, the State will hold a maximum of 36% of the enlarged Ordinary Stock of the Bank. The State will also hold approximately €1,837 million of 2009 Preference Stock.

A table of Rights Issue statistics is attached to this announcement.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 766 23 4703
Geraldine Deighan	Head of Group Investor Relations	+353 (0) 766 23 4729
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 766 23 4770

                                                        RIGHTS ISSUE STATISTICS

Rights Issue price per new unit of Ordinary Stock	€0.55
Number of units of Ordinary Stock in issue today	1,188,611,367
Number of units of Ordinary Stock to be issued pursuant to the Institutional Placing	326,797,386
Number of units of Ordinary Stock to be issued pursuant to the NPRFC Placing	575,555,556
Number of units of Rights Issue Stock to be issued by the Bank pursuant to the Rights Issue (including the NPRFC Rights Issue Undertaking)	3,136,446,463
Number of units of Ordinary Stock in issue on completion of the Rights Issue and the Institutional Placing and the NPRFC Placing	5,227,410,772
Discount of Rights Issue Price to the closing price of the Bank's ordinary stock on 14 May 2010 (being the last practicable date before the publication of this announcement)	64.1%
Discount of Rights Issue price to the theoretical ex-rights price based on the closing price of the Bank's ordinary stock on 14 May 2010 (being the latest practicable date prior to this announcement)	41.7%
Basis of Rights Issue	3 new units of Ordinary Stock for every 2 existing units of Ordinary Stock

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into the Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States, and the Securities have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States, or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the Securities or the accuracy or adequacy of any of the documents or other information contained therein.

This announcement does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of any of the Proposals.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities into jurisdictions other than Ireland and the United Kingdom ('UK') may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

None of the Minister for Finance, the Department of Finance, the Irish Government, the NTMA, the NPRFC or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (the "Announcement"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of the Announcement. No Relevant Person has authorised or will authorise the contents of the Announcement, or has recommended or endorsed the merits of any course of action contemplated by the Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 17 May 2010